UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 29, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Schedules

Years Ended October 29, 2005, and October 30, 2004

Report of Independent Registered Public Accounting Firm

The Employee Benefit Committee and

  The Trustees of Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan as of October 29, 2005, and October 30, 2004, and the related statement of changes in net assets available for benefits for the year ended October 29, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 29, 2005, and October 30, 2004, and the changes in its net assets available for benefits for the year ended October 29, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended October 29, 2005, was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of October 29, 2005, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 21, 2006

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 29, 2005			October 30, 2004
	Participant- Directed	Non- participant- Directed	Total	Participant- Directed	Non- participant- Directed	Total
Assets
Cash	$11,737	$—	$11,737	$30,850	$—	$30,850
Investments, at fair value:
Collective fund	21,723,412	592,875	22,316,287	20,011,899	742,948	20,754,847
Mutual funds	43,462,433	4,338,638	47,801,071	37,333,163	4,286,634	41,619,797
Participant loans	3,216,977	—	3,216,977	2,239,811	—	2,239,811
Contributions receivable:
Employer	184,949	74,577	259,526	58,871	51,639	110,510
Employee	131,670	—	131,670	—	—	—
Net assets available for benefits	$68,731,178	$5,006,090	$73,737,268	$59,674,594	$5,081,221	$64,755,815

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended October 29, 2005

	Participant- Directed	Non- participant- Directed	Total
Additions:
Interest and dividend income	$722,945	$46,885	$769,830
Net realized and unrealized appreciation in fair value of investments	3,324,708	270,281	3,594,989
Employee contributions	3,581,821	—	3,581,821
Employer contributions	4,237,719	1,549,471	5,787,190
Rollover contributions	12,545	—	12,545
Total additions	11,879,738	1,866,637	13,746,375

Deductions:
Distributions to participants	(4,629,459)	(91,476)	(4,720,935)
Administrative expenses	(43,079)	(908)	(43,987)
Transfers from nonparticipant-directed to participant-directed funds	3,185,462	(3,185,462)	—
Total deductions	(1,487,076)	(3,277,846)	(4,764,922)
Increase (decrease) in net assets available for benefits	10,392,662	(1,411,209)	8,981,453

Transfers in from other plans	—	—	—

Net assets available for benefits:
Beginning of year	59,674,594	5,081,221	64,755,815
End of year	$70,067,256	$3,670,012	$73,737,268

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 29, 2005

1. Description of the Plan

The following description of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document or Summary Plan Description for a more complete description of the Plan’s provisions. Effective October 26, 2003, the Jennie-O Pension Plan and Trust and the accounts for all participants who were not exempt from minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 in the West Central Turkeys Retirement Savings Plan were merged into and with the Jennie-O Foods, Inc. Hourly Employee 401(k) Savings Plan. The new combined plan was renamed the Jennie-O Turkey Store Retirement Savings Plan. Assets from the previously terminated Turkey Store Company Employees’ Stock Ownership Plan were rolled into the Plan on December 31, 2003.

General

The Plan is a contributory defined contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store (the Company) who have completed six months of continuous service with at least 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan year-end is the last Saturday in October.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, subject to Internal Revenue Service limitations, as defined in the Plan. Effective October 26, 2003, the company matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. Effective October 26, 2003, the Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings, less any forfeitures of terminated employees’ unvested interests.

Vesting

Participants’ employee savings contributions are fully vested immediately. The Company’s 4% (fixed) contribution vests after five years of vesting service, and the company matching contribution vests after three years of vesting service.

Amounts forfeited upon early termination of employment are used to either restore the non-vested accounts of rehired participants, reduce further employer contributions, or reduce plan expenses. The value of forfeited non-vested accounts at October 29, 2005, was immaterial.

Participant Accounts

Participants are eligible to direct the investment of their employee savings contributions into any of the available fund options. Participants are eligible to direct the investment of any employer matching contributions they receive for plan years beginning on or after October 26, 2003, as soon as administratively possible following the end of the plan year in which they complete three years of vesting service. Participants will be eligible to direct the investment of any employer fixed contributions they receive for plan years beginning on or after October 26, 2003, as soon as administratively possible following the end of the plan year in which they complete five years of vesting service.

Participant Loans

Participants may borrow from their participant-directed fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.

Loan transactions are treated as transfers (from) to the investment fund to (from) the loan fund. Loan terms are up to five years, unless the loan is used to acquire a primary residence. The interest rate is 1% over the prime rate of interest charged by large United States money center commercial banks on the last business day of the month prior to the month in which the loan is made. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions.

Payment of Benefits

Upon retirement, death, or termination of employment, the participant or beneficiary may, after consulting with the trustee, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

2. Summary of Accounting Policies

Reclassifications

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The investments held by the Plan at year-end are valued at quoted market prices. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis. Gain or loss on sales of securities is based on specific identification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s assets are held for investment purposes by a bank-administered trust fund.

The Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value during 2005 as follows:

Year Ended October 29,
2005

Collective fund	$743,474
Mutual funds	2,851,515
$3,594,989

The following investments represent 5% or more of the Plan’s net assets as of 2005 and 2004:

	October 29,		October 30,
	2005		2004

American Growth Fund of America	$10,110,898		$	*
U.S. Bank National Association Stable Asset Fund	22,316,287		20,608,095
First American Equity Index Fund	7,002,845		6,406,380
Fidelity Adv. Equity Growth Fund		*	8,762,910
American Century Small Cap Value Fund	5,635,443		4,986,365
First American Intermediate Term Bond		*	8,195,677
MFS Value Fund Class A	6,909,684		5,516,075
AIM International Growth Fund Class A	4,830,637		3,885,963
Franklin Strategic Income Fund	8,664,596			*

*Investments did not equal 5% or more of the Plan’s net assets at year-end.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participant accounts would become 100% vested. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 16, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated it will take the necessary steps, if any, to maintain the Plan’s qualified status.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Jennie-O Turkey Store Retirement Savings Plan

EIN: 41-0734466

Plan #: 003

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 29, 2005

Description of Asset	Number of Shares/Units Held	Current Value

Collective fund:
U.S. Bank National Association:*
Stable Asset Fund	653,670 units	$22,316,287

Mutual funds:
First American Equity Index Fund Class Y	312,348 shares	7,002,845
MFS Value Fund Class A	292,783 shares	6,909,684
American Century Small Cap Value Fund	544,487 shares	5,635,443
AIM International Growth Fund Class A	226,790 shares	4,830,637
First American Small Cap Select Fund Class Y	215,842 shares	3,403,829
First American Strategy Income Allocation Fund Class A	113,218 shares	1,243,139
American Growth Fund of America Class R4	350,951 shares	10,110,898
Franklin Strategic Income Fund	859,583 shares	8,664,596
Total mutual funds		47,801,071

Participant loans*	Interest rates range from 4.71% to 9.50%, maturing through October 30, 2010	3,216,977
Total assets held at end of year		$73,334,335

*Indicates a party in interest to the Plan.

Jennie-O Turkey Store Retirement Savings Plan

EIN: 41-0734466

Plan #: 003

Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended October 29, 2005

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Date of Transaction	Net Gain/ (Loss)

Category (i) – Individual transactions in excess of 5% of plan assets

First American Intermediate Term Bond Fund Class Y	Sold 851,102 units	$—	$8,544,165	$8,701,500	$8,544,165	$(157,335)

Franklin Strategic Income Fund	Purchased 840,134 units	8,544,165	—	8,544,165	8,544,165	—

Category (iii) – Series of transactions in excess of 5% of plan assets

Fidelity Advisor Equity Growth Fund Cl T	3,036 transactions	—	11,979,088	11,591,617	11,979,088	387,471
	3,259 transactions	2,828,684	—	2,828,684	2,828,684	—

US Bank Stable Asset Fund	3,601 transactions	6,793,050	—	6,793,050	6,793,050	—
	3,527 transactions	—	5,828,327	5,744,510	5,828,327	83,817

First American Intermediate Bond Fund Cl Y	2,048 transactions	1,642,139	—	1,642,139	1,642,139	—
	2,113 transactions	—	9,660,714	9,837,798	9,660,714	(177,084)

Franklin Strategic Income Fund	1,266 transactions	9,452,791	—	9,452,791	9,452,791	—
	1,068 transactions	—	709,828	704,977	709,828	4,851

Identity of Party Involved	Description of Transaction	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Date of Transaction	Net Gain/ (Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets (continued)

American Growth Fund of America Cl R4	28 transactions	$9,985,227	$—	$9,985,227	$9,985,227	$—
	5 transactions	—	682	673	682	9

MFS Value Fund Class A	3,268 transactions	2,083,307	—	2,083,307	2,083,307	—
	3,196 transactions	—	1,226,872	1,147,187	1,226,872	79,685

There were no category (ii) or (iv) reportable transactions for the year ended October 29, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE RETIREMENT SAVINGS PLAN

Date:	April 27, 2006	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Registered Public Accounting Firm